FORM 51-101F2

REPORT ON RESERVES DATA

BY

INDEPENDENT QUALIFIED RESERVES

EVALUATOR OR AUDITOR

To the board of directors of PrimeWest Energy Inc. (the "Company"):

1.

We have prepared an evaluation of the Company’s reserves data as at December 31, 2006. The reserves data consist of the following:

(a)

(i)

proved and proved plus probable oil and gas reserves estimated as at December 31, 2006, using forecast prices and costs; and

(ii)

the related estimated future net revenue; and

(b)

(i)

proved oil and gas reserves estimated as at December 31, 2006, using constant prices and costs; and

(ii)

the related estimated future net revenue.

2.

The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes 10% discount rate - $M)
			Audited	Evaluated	Reviewed	Total

GLJ Petroleum Consultants	January 15, 2007	Canada	-	$2,447,971	-	$2,447,971
		United States	-	$ 331,633		$ 331,633
$2,779,604

5.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.

We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, January 24, 2007

ORIGINALLY SIGNED BY
Myron J. Hladyshevsky, P. Eng. Vice-President